UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Gaiam, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

36268Q103

(CUSIP Number of Class of Securities)

John Jackson

Vice President of Corporate Development and Secretary

833 West South Boulder Road

Louisville, Colorado 80027

(303) 222-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Thomas R. Stephens, Esq.

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On May 10, 2016, Gaiam, Inc. (“we,” “us,” “our,” or “Gaiam”) filed a quarterly report on Form 10-Q for the first quarter ended March 31, 2016 (the “Quarterly Report”). The Quarterly Report provided, among other things, that on May 10, 2016 we entered into agreements pursuant to which we agreed to sell the assets and liabilities primarily related to, or used in, our yoga, fitness and wellness consumer products business (the “Brand Business”), and that upon closing the sale of the Brand Business, we expect to conduct a tender offer for up to 12 million shares of our Class A common stock and vested stock options. The Quarterly Report is incorporated herein by reference.

The issuer tender offer has not commenced and the Quarterly Report does not constitute an offer to holders of Gaiam’s outstanding stock or holders of options to purchase Gaiam’s outstanding stock to purchase, or a solicitation of an offer to sell, securities. Gaiam may still decide not to commence or implement the tender offer. Upon commencement of the tender offer, Gaiam will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (including an Offer to Purchase contained therein) relating to the tender offer. Holders of Gaiam’s Class A common stock and holders of options to purchase Gaiam’s Class A common stock who may be eligible to participate in the tender offer on the terms and subject to the conditions of the Offer to Purchase should read the Tender Offer Statement on Schedule TO, including the Offer to Purchase and other related materials (as these materials may be amended or supplemented) very carefully, when those materials become available. All of these materials will contain important information about the tender offer. Copies of these documents will be available for free after they are filed with the SEC by visiting EDGAR on the SEC website at www.sec.gov and on Gaiam’s website at www.gaiam.com, or by calling Georgeson, which is acting as Information Agent for the tender offer, at (866) 278-8941.

Item 12.	Exhibits.

Exhibit No.	Document

99.1	Quarterly Report on Form 10-Q for the first quarter ended March 31, 2016, filed on May 10, 2016